Exhibit 99.7

News Release

All amounts in Canadian dollars unless otherwise indicated

BROOKFIELD RENEWABLE PREVAILS AT ONTARIO SECURITIES COMMISSION

WESTERN WIND APPLICATION DISMISSED

OFFER EXPIRES MONDAY, FEBRUARY 11, 2013 AT 5:00 PM (EST)

HAMILTON, Bermuda, February 8, 2013 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN) (“Brookfield Renewable”) and WWE Equity Holdings Inc. (the “Offeror”) today announced that the Ontario Securities Commission (“OSC”) has dismissed the application of Western Wind Energy Corp. (“Western Wind” or the “Company”) and agreed with Brookfield Renewable that a formal valuation of the Western Wind common shares is not required.

Brookfield Renewable’s all-cash offer (the “Offer”) to acquire the common shares of Western Wind for $2.60 per share is therefore proceeding, and Brookfield Renewable is not prevented from taking up shares tendered to the Offer. Brookfield Renewable wishes to make the following points to shareholders regarding the Offer.

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No Further Price Increase. This is Brookfield Renewable’s best and final offer. Shareholders are reminded that the closing price of the Western Wind common shares before Brookfield Renewable’s initial investment in Western Wind was $2.09 per share, and this was in the early days of the sale process when shareholders expected a sale transaction. Shareholders are reminded further that the closing price of the Western Wind common shares before there was a sale process was $1.19 per share. Given the failure of the sale process, shareholders should carefully consider the risk in continuing to hold their shares of Western Wind.

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No Alternative Proposal. Over six months have elapsed since the announcement of Western Wind’s sale process and well over two months have elapsed since the announcement of the Offer and no alternative proposal has been presented to shareholders. If a potential buyer were interested in buying the Company, it would have submitted an alternative proposal by now.

•	Time is Running Out. The Offer expires on February 11, 2013 at 5:00 pm. (EST).

How to Tender Shares to the Offer

Western Wind shareholders are urged to tender their shares to the offer before it expires at 5:00 p.m. (EST) on February 11, 2013 by following the instructions provided in the Offeror’s take-over bid circular dated November 26, 2012, which has been filed on SEDAR.

For further information on the Offer, please contact CST Phoenix Advisors, Brookfield Renewable’s information agent for the Offer, by toll free phone at 1-800-336-5159 or by email at inquiries@phoenixadvisorscst.com.

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Brookfield Renewable Energy Partners (TSX: BEP.UN) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 5,300 megawatts of installed capacity. Diversified across 69 river systems and 11 power markets in the United States, Canada and Brazil, the portfolio generates enough electricity from renewable resources to power more than two million homes on average each year. With a virtually fully-contracted portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

Investor Contact: Zev Korman Director, Investor Relations E-mail: zev.korman@brookfield.com Tel: (416) 359-1955	Media Contact: Andrew Willis SVP, Communications and Media E-mail: andrew.willis@brookfield.com Tel: (416) 369-8236